SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Liqtech International, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

53632A 102
(CUSIP Number)

David N. Nemelka

743 West 1200 North, Suite 100

Springville, UT 84663

(801) 361-3746

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box.      .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53632A 102

1	Names of Reporting Persons David N. Nemelka
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) _____ (b) _____
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) .
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,480,617
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,480,417
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,480,417
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person (See Instructions) IN

ITEM 1.

Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to shares of common stock, par value $0.001 (the “Common Stock”), of LiqTech International, Inc., a Nevada corporation (the “Issuer”), formerly named Blue Moose Corporation.  The address of the principal executive offices of the Issuer is Industriparken 22C, 2750 Ballerup, Denmark.  Amendment No. 1 is being filed by David N. Nemelka (the “Reporting Person” or “Mr. Nemelka”) to amend and supplement the Items set forth below of the Reporting Person’s Schedule 13D filed with the Securities and Exchange Commission on September 2, 2011.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2.

Identity and Background

(b)

RESIDENCE OR BUSINESS ADDRESS:

Mr. Nemelka’s business address is 743 West 1200 North, Suite 100, Springville, Utah 84663.

ITEM 5.

Interest in Securities of the Issuer

(a)

As of the date hereof, the Reporting Person is deemed to beneficially own 2,480,417 shares of Common Stock, representing approximately 9.9% of the Issuer’s outstanding Common Stock based on the 24,111,500 shares of Common Stock outstanding as of May 14, 2012 as reported in the Issuer’s quarterly report on Form 10-Q filed on May 15, 2012.  In calculating the Reporting Person’s ownership percentage, shares of Common Stock which are subject to warrants exercisable within 60 days have been treated as outstanding shares.  The shares of Common Stock beneficially owned by the Reporting Person consist of the following: (i) 935,617 shares of common stock owned directly by the Reporting Person; (ii) five-year warrants to purchase 960,000 shares at an exercise price of $1.50 per share owned directly by the Reporting Person (iii) 78,000 shares held of record by McKinley Capital, Inc., a Utah corporation controlled by the Reporting Person; (iv) 40,500 shares held of record by the Profit Sharing Plan of McKinley Enterprises, Inc., a Utah corporation controlled by the Reporting Person; (v) 391,500 shares held of record by the Roth 401(k) Plan of McKinley Capital, Inc., a Utah corporation controlled by the Reporting Person; and (vi) 75,000 shares held of record by Tradeco, Corp., a Utah corporation controlled by the Reporting Person.

(b)

Number of shares of Common Stock as to which the Reporting Person has:

(i)

Sole power to vote or direct the vote:  2,480,417

(ii)

Shared power to vote or direct the vote:  0

(iii)

Sole power to dispose or direct the disposition:  2,480,417

(iv)

Shared power to dispose or direct the disposition:  0

(c)

The following constitute all transactions with respect to the Common Stock effected by the Reporting Person during the past sixty (60) days: (i) on June 25, 2012, the Reporting Person sold 1,885,800 shares of the Issuer’s common stock to four persons in a private transaction at a price of $1.75 per share and transferred 125,000 shares to a broker-dealer as payment of fees related to the transaction; and (ii) on June 25, 2012, the Reporting Person sold warrants to acquire 175,000 shares of the Issuer’s common stock to one person in a private transaction at a price of $0.25 per warrant.

(d)

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,480,417 shares of the Issuer’s common stock.

(e)

Not applicable.

ITEM 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Personal Guaranty dated as of August 24, 2011, the Reporting Person guaranteed the payment of a promissory note (the “Note”) from the Issuer to certain holders (the “Holder”) in the principal amount of DKK 15,115,600, which was due and payable on or before June 30, 2012, without interest.  Such personal guaranty was secured by 2,700,000 shares of Common Stock held by the Reporting Person.  On June 25, 2012, the Note was paid in full and the Personal Guaranty was terminated and released.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2012

 /s/ David N. Nemelka

David N. Nemelka